Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(In thousands, except ratio data)
Income before income taxes	$ 13,891	$ 15,754	$ 11,023	$ 7,621	$ 7,527

Interest on indebtedness	14,728	15,746	11,994	8,016	7,137

Portion of rents representative
of the interest factor	1,498	1,396	1,249	1,161	1,106

Earnings as adjusted	$ 30,117	$ 32,896	$ 24,266	$ 16,798	$ 15,770

Fixed charges:

Interest on indebtedness	$ 14,728	$ 15,746	$ 11,994	$ 8,016	$ 7,137

Portion of rents representative
of the interest factor	1,498	1,396	1,249	1,161	1,106

Fixed charges	$16,226	$17,142	$13,243	$ 9,177	$ 8,243

Ratio of earnings
to fixed charges	1.86	1.92	1.83	1.83	1.91